TERYL RESOURCES CORP.

Suite 240-11780 Hammersmith Way

Richmond, BC

V7A 5E9

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of TERYL RESOURCES

CORP.  (the  "Company")  will  be held  at  #1620, 1185  West Georgia Street,  Vancouver,  British  Columbia,  on Friday,

April 29th, 2011 at 11:00 a.m.  At the meeting, the shareholders will receive the financial statements for the year ended

May 31, 2010, together with the auditor’s report thereon, and consider resolutions to:

1.

to receive the report of directors;

2.

to receive the audited financial statements of the Company for the year ending May 31, 2010 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the auditors thereon;

3.

to determine the number of directors at six (6)

4.

to elect directors;

5.

to appoint auditors and to authorize the directors to fix their remuneration;

6.

to ratify, confirm and approve the Company’s stock option plan as more particularly described in Management

Information Circular; and

7.

to transact such other business as may properly come before the Meeting, or ay adjournment or adjournments thereof.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The Board of Directors requests all shareholders who will not be attending the Meeting in person to read, date and sign the accompanying proxy and deliver

it   to   Computershare   Investor   Services   Inc.   (“Computershare”).   If   a   shareholder   does   not   deliver   a   proxy   to

Computershare, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at

1-866-249-7775,  by  11:00  a.m.  (Vancouver,  British  Columbia  time)  on  Wednesday,  April  27,  2011  (or  48  hours

(excluding Saturdays, Sundays and holidays) before any adjournment of the meeting at which the proxy is to be used)

then  the  shareholder  will  not  be  entitled  to  vote  at  the  Meeting  by proxy.  Only shareholders  of  record  at  the  close  of business on March 22, 2011 will be entitled to vote at the Meeting.

A Management Information Circular and Form of Proxy accompany this notice.

DATED at Vancouver, British Columbia, this 22nd day of March, 2011.

ON BEHALF OF THE BOARD OF

TERYL RESOURCES CORP.

“John Robertson”

John Robertson,

President